December 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	EZFill Holdings, Inc. (“Company”)
Registration Statement on Form S-1
(File No. 333-275761) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on December 16, 2024, in which we, ThinkEquity LLC, as representative of the underwriters of the offering, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as orally modified so that such Registration Statement be declared effective on Thursday, December 19, 2024, at 5:00 p.m., ET, or as soon thereafter as practicable. We hereby formally withdraw our previous request for acceleration.

Very truly yours,

THINKEQUITY LLC

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate